

Division of Corporation Finance

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

June 30, 2009

Don Calabria
President
GMV Wireless, Inc.
16133 Ventura Blvd #215
Encino, CA 91436

> **Re: GMV Wireless, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 22, 2009**
> **File No. 333-158184**

Dear Mr. Calabria:

We have reviewed the above-referenced filing and the related response letter dated June 22, 2009, and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 18, 2009.

Amendment No. 2 to Registration Statement on Form S-1

Selling Shareholders, page 11

1. Your fee table and prospectus cover page indicate that you are registering and offering for resale 245,500 shares of common stock. This number, however, does not reconcile with your selling shareholder table and legality opinion that indicates that 240,000 shares are being offered. Further, according to our calculations, the number of shares listed in the selling shareholder table totals 255,500 shares. Please reconcile.

* * * * *

Please direct any questions to Ryan Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, me at (202) 551-373.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (914) 693-2963</u>
Frank J. Hariton, Esq.